VIA EDGAR

May 16, 2016

Re:	Acceleration Request for Performance Food Group Company
Registration Statement on Form S-1 (File No. 333-211224)

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Charles Guidry

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the requests of our client, Performance Food Group Company, and of the underwriters that effectiveness of the above-referenced Registration Statement be accelerated to 2:00 p.m., EST on May 18, 2016, or as soon as practicable thereafter. We ask, however, that the staff of the Securities and Exchange Commission not accelerate such effectiveness until we speak with you on that date.

The request of the underwriters regarding acceleration of effectiveness of the above-referenced Registration Statement is also attached.

Please do not hesitate to call me at (212) 455-2255 with any questions.

Very truly yours,

/s/ Igor Fert

Igor Fert

Performance Food Group Company

12500 West Creek Parkway

Richmond, VA 23238

May 16, 2016

VIA EDGAR

Charles Guidry

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Re:	Performance Food Group Company
Registration Statement on Form S-1
(File No. 333-211224)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), SeaWorld Entertainment, Inc. (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 of the Registrant (the “Registration Statement”) be accelerated so that the Registration Statement may become effective at 2:00 p.m. EDT on May 18, 2016, or as soon as possible thereafter. In this regard, the Registrant is aware of its obligations under the Act. Once the Registration Statement has been declared effective, we respectfully request that you confirm that event with our counsel, Igor Fert of Simpson Thacher & Bartlett LLP, at (212) 455-2255.

The Registrant acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Performance Food Group Company

By:	/s/ A. Brent King
Name:	A. Brent King
Title:	Senior Vice President, General Counsel and Secretary

[Signature Page to Acceleration Request]

May 16, 2016

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Performance Food Group Company (the “Company”)
Registration Statement on Form S-1 (File No. 333-211224)

Ladies and Gentlemen:

As representatives of the several underwriters of the Company’s proposed public offering of common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 2:00 p.m. (EDT) on Wednesday, May 18, 2016, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, please be advised that there will be distributed to each underwriter or dealer, which is reasonably anticipated to participate in the distribution of the securities, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure the adequate distribution of the preliminary prospectus.

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours, CREDIT SUISSE SECURITIES (USA) LLC BARCLAYS CAPITAL INC. As Representatives of the several Underwriters By: CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Aaron Weisbrod
	Name:	Aaron Weisbrod
	Title:	Managing Director

By: BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
	Name:	Victoria Hale
	Title:	Vice President